FlatWorld Acquisition Corp.

(a corporation in the development stage)

BALANCE SHEET

as of January 25, 2011

	As of December 15, 2010	Pro Forma Adjustments	Pro Forma Totals
ASSETS
Current assets
Cash	$418,832	$(74,248)	$344,584
Prepaid expense	12,500	(1,042)	11,458
Total current assets	431,332	(75,290)	356,042
Restricted cash held in Trust Account	22,440,000	934,786	23,374,786
Total assets	$22,871,332	$859,496	$23,730,828

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$74,273	$(74,194)	$80
Deferred legal fee	50,000	—	50,000
Deferred underwriting fee	181,253	1,386	182,638
Total liabilities	305,526	(72,808)	232,718

Ordinary shares which may be redeemed, 1,683,000 ordinary shares or 1,775,987 ordinary shares as adjusted, at redemption price)	17,166,600	918,046	18,084,646

Shareholders’ equity
Preferred shares, no par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—	—

Ordinary shares, no par value, unlimited shares authorized; 2,832,500 shares issued and outstanding, 2,869,375 as adjusted (1,683,000 ordinary shares or 1,775,987 ordinary shares as adjusted, subject to possible redemption)	3,907,518	14,312	3,921,830

Additional paid-in capital	1,500,000	—	1,500,000

Deficit accumulated during development stage	(8,312)	(55)	(8,367)
Total shareholders’ equity	5,399,206	14,257	5,413,463
Total liabilities and shareholders’ equity	$22,871,332	$859,496	$23,730,828